                                                                EXHIBIT 99(C)


                          Discover Card Master Trust I
                       Description of Recent Developments



     The following describes certain recent developments relating to the Discover(R) Card Master Trust I (the "Master Trust"). Capitalized terms used herein and not otherwise defined will have the meaning ascribed to them in the relevant prospectus or prospectus supplement.


     1. THE SELLER

     On February 5, 1997, Dean Witter, Discover & Co. ("DWDC"), the indirect parent of Greenwood Trust Company ("Greenwood"), and Morgan Stanley Group, Inc. ("Morgan Stanley") announced their plans to merge in mid-1997. Upon completion of such merger, Greenwood and Greenwood's direct parent, NOVUS Credit Services, Inc. ("NOVUS"), a wholly-owned subsidiary of DWDC, will be indirect wholly-owned subsidiaries of the merged entity, expected to be called Morgan Stanley, Dean Witter, Discover & Co.

     The portions of the Competitive Equality in Banking Act of 1987 which limited the growth of the average asset base of Greenwood for each 12-month period ending September 30 to 7% of Greenwood's average asset base for the preceding 12-month period have been repealed.


     2. DISCOVER CARD BUSINESS

     a. GENERAL

          The number of service establishments that accept the Discover Card has continued to increase. In 1996, approximately 425,000 new service establishments were enrolled. As of December 31, 1996, there were 34.2 million Discover Card accounts with 44.0 million cardmembers. Each Discover Cardmember is subject to account terms and conditions that are uniform from state to state. The credit limits on Discover Card accounts generally range from $1,000 to $6,000, although on occasion higher or lower limits may be authorized.

     b. COLLECTION EFFORTS

          Efforts to collect past-due Discover Card account receivables currently are made primarily by collections personnel of NOVUS Services, Inc. ("NSI") or Greenwood. Under current practice, Greenwood includes a request for payment of past-due amounts on the monthly billing statement of all accounts with such amounts. Accounts with past-due amounts also receive a written notice of late fee charges, as well as an additional request for payment, 15 days after any monthly statement which includes a past-due amount. Collection personnel generally initiate telephone contact with cardmembers within 30 days after any portion of their balance becomes past due. In the event that initial telephone contacts fail to elicit a payment, Greenwood continues to contact the cardmember by telephone and by mail. Greenwood may also enter into arrangements with cardmembers to waive finance charges, late fees and principal due, and extend or otherwise change payment schedules. The current policy of Greenwood is to recognize losses and to charge off an account at the end of the sixth full calendar month after a payment amount is first due if payment of any portion of that amount has not been received by such time, except in cases of bankruptcy, where an uncollectible balance may be charged off earlier. In general, after an account has been charged off, collections personnel of NSI or Greenwood make attempts to collect all or a portion of the charged-off account for a period of approximately four months. If those attempts are unsuccessful, the charged-off account is generally placed with one or more collection agencies for a period of approximately a year or, alternatively, Greenwood may commence legal action against the cardmember, including legal action for the attachment of property or bank accounts of the cardmember or the garnishment of the cardmember's wages. Under certain circumstances, Greenwood may also sell charged-off accounts to third parties, either before or after collection efforts have been attempted. To facilitate such sales, a limited number of Charged-Off Accounts may, subject to Rating Agency consent, be removed from the Trust prior to such sales.

           Under the terms of the Pooling and Servicing Agreement, any recoveries received on Charged-Off Accounts (other than the proceeds of sales of Charged-Off Accounts that have been removed from the Trust) are included in the assets of the Trust and are treated as Finance Charge Collections. Recoveries on Charged-Off Accounts initially are lower than the level of recoveries for the Discover Card Portfolio because charged-off accounts were not included as Accounts as of the Account Selection Date. Greenwood believes that, over time, the level of recoveries as a percentage of the Receivables in the Trust will increase to more closely approximate the level of recoveries in the Discover Card Portfolio, although the extent of such increase cannot be predicted and may be limited by removals of Charged-Off Accounts from the Trust. There can be no assurance that the level of recoveries for the Trust will ever equal the level of recoveries for the Discover Card Portfolio.
      Similarly, any addition of Additional Accounts to the Trust will cause a temporary reduction in the level of recoveries as a percentage of the Receivables in the Trust because no Additional Accounts will be charged-off accounts at the time of their addition to the Trust. The credit granting, servicing and charge-off policies and collection practices of Greenwood may change over time in accordance with Greenwood's business judgment and applicable law.

     3. THE ACCOUNTS

     a. BILLING AND PAYMENTS

          All Discover Card accounts have the same billing and payment structure. Monthly billing statements are sent by Greenwood to each cardmember with an outstanding debit balance. Discover Card accounts are grouped into multiple billing cycles for operational purposes. Each billing cycle has a separate monthly billing date at which time the activity in the related accounts during the period of approximately 28 to 34 days ending on such billing date is processed and billed to cardmembers. The Accounts include accounts in all billing cycles.

          Each Discover cardmember with an outstanding debit balance in his or her Discover Card account must generally make a minimum payment equal to 1/48th of the new balance on the account at the end of the billing cycle for the account (prior to February 1996, 1/36th), rounded to the next higher whole dollar amount, but not less than $10 or the entire balance, whichever is less, plus any amount that is past due. Under certain circumstances, the minimum payment is reduced by amounts paid in excess of the minimum payment due during the previous three months and not already so applied. From time to time, Greenwood has offered and may continue to offer cardmembers with accounts in good standing the opportunity to skip the minimum monthly payment, while continuing to accrue periodic finance charges, without being considered to be past due. Although these practices are not expected to have a material adverse effect on the Investor Certificateholders, Collections may be reduced during any period in which Greenwood offers cardmembers the opportunity to skip the minimum monthly payment. A cardmember may pay the total amount due at any time. Greenwood also may enter into arrangements with delinquent cardmembers to extend or otherwise change payment schedules, and to waive finance charges, late fees and principal due.

          Greenwood imposes periodic finance charges on Discover Card account balances at fixed and variable annual percentage rates. Periodic finance charges on purchases, cash advances and balance transfers are calculated on a daily basis, subject to a grace period that essentially provides that periodic finance charges are not imposed if the cardmember pays his or her entire balance each month. In general, periodic finance charges on purchases, cash advances and balance transfers are based on a prime rate plus a margin (currently 8.9% to 13.9%), subject to certain minimum rates currently ranging from 12.9% to 19.8%. The rates imposed on individual Discover Card accounts are based on purchase activity and payment status. In addition, in connection with programs for new cardmembers, for balance transfers, and for other promotional purposes, certain Discover Card account balances may accrue periodic finance charges at lower fixed rates for a specified period of time. Balances remaining from transactions posted to accounts in billing cycles beginning prior to February 1993 also accrue periodic finance charges at fixed rates.

          In addition to periodic finance charges, Greenwood may impose certain other charges and fees on Discover Card accounts. Greenwood currently charges a cash advance transaction fee equal to 2.5% of each cash advance, with a minimum fee of $2.00 per transaction. Greenwood also currently charges a $20 late fee on Discover Card accounts, a $20 fee for balances exceeding a cardmember's credit limit as of the close of such cardmember's monthly billing cycle and a $15 fee for any payment check returned due to insufficient funds.

          The yield on the Accounts depends on changes in the prime rate over time and in cardmember usage and payment performance, none of which can be predicted, as well as the extent to which balance transfer offers and special promotion offers are made and accepted, and the extent to which Greenwood changes the terms of the Cardmember Agreement. Reductions in the yield could, if sufficiently large, cause the commencement of the Amortization Period or result in either shortfalls of Certificate Interest or losses to the Investor Certificateholders as the result of charged-off Receivables, and there can be no assurance regarding any of these effects.

     b. The following updates information relating to the composition of the Accounts contained in prospectuses relating to the Master Trust.

     COMPOSITION OF THE ACCOUNTS

     The Receivables in the Accounts as of March 1, 1997 totaled
$17,826,573,129.78. The Accounts had an average balance of $830 and an average credit limit of $4,240 as of March 1, 1997.

     Geographic Distribution. As of March, 1, 1997, the five states with the largest Receivables balances were as follows:



            PERCENTAGE OF TOTAL RECEIVABLES
STATE           BALANCE IN THE ACCOUNTS
-----       -------------------------------
California...            11.8%
Texas........             9.2%
New York.....             6.8%
Florida......             5.8%
Illinois.....             4.9%

     Credit Limit Information. Credit limit information as of March 1, 1997 with respect to the Accounts is summarized as follows:


                                            RECEIVABLES    PERCENTAGE OF
                                            OUTSTANDING  TOTAL RECEIVABLES
CREDIT LIMIT                                  (000)'S      OUTSTANDING
------------                               -------------  ----------------
   Less than or equal to $1,000.00......    $   406,589           2.3%
   $1,000.01 to $2,000.00...............    $ 3,470,320          19.5%
   $2,000.01 to $3,000.00...............    $ 2,712,610          15.2%
   Over $3,000.00.......................    $11,237,054          63.0%
                                            -----------        ------
     Total..............................    $17,826,573        $100.0%
                                            ============       ======

     Seasoning. As of March 1, 1997, 72.6% of the Accounts were at least 24 months old. The distribution of the age of Accounts as of March 1, 1997 was as follows:


                                        PERCENTAGE    PERCENTAGE
AGE OF ACCOUNTS                         OF ACCOUNTS  OF BALANCES
---------------                         -----------  -----------
Less than 12 Months...................         9.7%         9.7%
12 to 23 Months.......................        17.7%        19.2%
24 to 35 Months.......................         6.0%         6.1%
36 Months and Greater.................        66.6%        65.0%
                                             -----        -----
   Total..............................       100.0%       100.0%
                                             =====        =====

     Summary Current Delinquency Information. Current delinquency information as of March 1, 1997 with respect to the Accounts is summarized as follows:


                                                     AGGREGATE
                                                     BALANCES     PERCENTAGE
PAYMENT STATUS                                        (000'S)     OF BALANCES
--------------                                     -------------  -----------
Current..........................................    $15,384,494        86.2%
1 to 29 Days.....................................    $ 1,062,693         6.0%
30 to 59 Days....................................    $   515,507         2.9%
60 to 89 Days....................................    $   303,002         1.7%
90 to 119 Days...................................    $   222,988         1.3%
120 to 149 Days..................................    $   185,419         1.0%
150 to 179 Days..................................    $   152,470         0.9%
                                                   -------------  ----------
    Total........................................    $17,826,573       100.0%
                                                   =============  ==========

     4. COMPOSITION AND HISTORICAL PERFORMANCE OF THE DISCOVER CARD PORTFOLIO.

     The following updates information relating to the Discover Card Portfolio contained in the prospectuses relating to the Master Trust.

COMPOSITION OF DISCOVER CARD PORTFOLIO

     Geographic Distribution. The Discover Card Portfolio is not concentrated geographically. As of December 31, 1996, the five states with the largest receivables balances were as follows:


            PERCENTAGE OF TOTAL RECEIVABLES BALANCE
                  OF DISCOVER CARD PORTFOLIO
STATE               AS OF DECEMBER 31, 1996
-----       ---------------------------------------
California..                 11.2%
Texas.......                  9.1%
New York....                  6.7%
Florida.....                  5.7%
Illinois....                  5.2%

     No other state accounted for more than 5% of the total receivables balance of the Discover Card Portfolio as of December 31, 1996.

     Credit Limit Information. Credit limit information as of December 31, 1996 with respect to the Discover Card Portfolio is summarized as follows:


                                           RECEIVABLES        PERCENTAGE OF
                                           OUTSTANDING      TOTAL RECEIVABLES
CREDIT LIMIT                                 (000)'S           OUTSTANDING
------------                              -------------  --------------------
Less than or equal to $1,000.00.......      $   598,939             2.1%
$1,000.01 to $2,000.00.................     $ 4,705,384            16.3%
$2,000.01 to $3,000.00.................     $ 3,741,712            13.0%
Over $3,000.00..........................    $19,729,727            68.6%
                                          -------------     -----------
     Total............................      $28,775,762           100.0%
                                          =============     ===========

     Seasoning. As of December 31, 1996, 80.3% of the accounts in the Discover Card Portfolio were at least 24 months old. The distribution of the age of accounts in the Discover Card Portfolio as of December 31, 1996 was as follows:


                                                     PERCENTAGE      PERCENTAGE
AGE OF ACCOUNTS                                      OF ACCOUNTS    OF BALANCES
---------------                                    ---------------  -----------
Less than 12 Months..............................             8.6%         8.2%
12 to 23 Months..................................            11.1%        11.9%
24 to 35 Months..................................            11.3%        11.7%
36 Months and Greater............................            69.0%        68.2%
                                                   --------------   ----------
      Total.................................                100.0%       100.0%
                                                   ==============   ==========

     Summary Yield Information. The annualized aggregate monthly yield for the Discover Card Portfolio is summarized as follows:


                                           YEAR ENDED DECEMBER 31,
                                         ----------------------------
                                           1996      1995      1994
                                         --------  --------  --------
Aggregate Monthly  Yields(1)
  Excluding Recoveries (2)...........     17.72%    16.95%    16.65%
  Including Recoveries (3)............    18.20%    17.39%    17.07%

(1) Monthly Yield is calculated by dividing Monthly Finance Charges billed by beginning monthly balance. Monthly Finance Charges include periodic finance charges, cash advance item charges, late fees, and as of March 1, 1996, overlimit fees, but exclude certain other items, such as annual membership fees, if any, which are included in Finance Charge Receivables. Aggregate Monthly Yield is the average of Monthly Yields annualized for each period shown.

(2) Monthly Yield excluding any recoveries received with respect to charged-off accounts.

(3) Monthly Yield including recoveries received with respect to charged-off accounts. Recoveries received with respect to Charged-Off Accounts (other than the proceeds of sales of Charged-Off Accounts that have been removed from the Trust) are included in the Trust and are treated as Finance Charge Collections. However, the level of recoveries for the Trust will initially be lower than the level of recoveries for the Discover Card Portfolio because charged-off accounts were not included in the Accounts selected for inclusion in the Trust. The level of recoveries on Additional Accounts will also initially be lower than the level of recoveries for the Discover Card Portfolio because charged-off accounts will not be included in Additional Accounts selected for inclusion in the Trust. Greenwood believes that, over time, the level of recoveries on the Accounts (including on any Additional Accounts), as a percentage of the Receivables in the Trust will increase to more closely approximate the level of recoveries in the Discover Card Portfolio, although the extent of such increase cannot be predicted and may be limited by removals of Charged-Off Accounts from the Trust.

     Summary Current Delinquency Information. Current delinquency information as of December 31, 1996 with respect to the Discover Card Portfolio is summarized as follows:


                                                                AGGREGATE
                                                                BALANCES     PERCENTAGE
PAYMENT STATUS                                                   (000'S)     OF BALANCES
--------------                                                -------------  -----------
Current.....................................................    $24,435,287        84.9%
1 to 29 Days................................................    $ 2,299,993         8.0%
30 to 59 Days...............................................    $   809,902         2.8%
60 to 89 Days...............................................    $   448,994         1.6%
90 to 119 Days..............................................    $   327,352         1.1%
120 to 149 Days.............................................    $   249,238         0.9%
150 to 179 Days.............................................    $   204,996         0.7%
                                                              -------------  ----------
    Total...................................................    $28,775,762       100.0%
                                                              =============  ==========

     Summary Historical Delinquency Information. Historical delinquency information with respect to the Discover Card Portfolio is summarized as follows:



                                             AVERAGE OF TWELVE MONTHS ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------
                                   1996                         1995                         1994
                                   ----                         ----                         ----
                          DELINQUENT                   DELINQUENT                   DELINQUENT
                            AMOUNT                       AMOUNT                       AMOUNT
                            (000'S)   PERCENTAGE(1)      (000'S)    PERCENTAGE(1)    (000'S)     PERCENTAGE(1)
                          ----------- -------------   -----------   -------------  ------------  -------------
30-59 Days...........        $680,645    2.7%            $568,382      2.6%            $405,942        2.2%
60-89 Days...........        $361,992    1.4%            $276,821      1.3%            $193,582        1.1%
90-179 Days.........         $593,661    2.3%            $403,134      1.8%            $282,080        1.5%
                          -----------  ------         -----------      ----        ------------     ------
    Total                  $1,636,298    6.4%          $1,248,337      5.7%            $881,604        4.8%
                          ===========  ======         ===========      ====        ============     ======

(1) The percentages are the result of dividing Delinquent Amount by Average Receivables Outstanding for the applicable period. Delinquent Amount is the average of the monthly ending balances of delinquent accounts during the periods indicated. Average Receivables Outstanding is the average of the monthly average amount of receivables outstanding during the periods indicated.

     Summary Charge-Off Information. Charge-off information with respect to the Discover Card Portfolio is summarized as follows:


                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                           1996          1995           1994
                                       ------------  -------------  ------------
                                                (DOLLARS IN THOUSANDS)
Average Receivables Outstanding(1)...   $25,542,718     $22,031,829   $18,464,611
Gross Charge-Offs....................   $ 1,458,450     $   923,836   $   680,487
Gross Charge-Offs as a Percentage
of Average Receivables(2)............         5.71%          4.19%         3.69%

---------------
(1) Average Receivables Outstanding is the average of the monthly average amount of receivables outstanding during the periods indicated.

(2) Recoveries with respect to charged-off Receivables (other than the proceeds of sales of Charged-Off Accounts that have been removed from the Trust) are property of the Trust and are treated as Finance Charge Collections.

     Summary Payment Rate Information(1). The monthly rate of payments in the Discover Card Portfolio is summarized as follows:


                                        YEAR ENDED DECEMBER 31,
                                      ----------------------------
                                        1996      1995      1994
                                      --------  --------  --------
Average Monthly Payment Rate(2)...     15.24%    16.20%    16.65%
High Monthly Payment Rate.........     18.08%    18.97%    17.89%
Low Monthly Payment Rate..........     13.33%    13.67%    15.16%

-------------
(1) Monthly Payment Rate is calculated by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month.

(2) Average Monthly Payment Rate for a period is equal to the sum of individual monthly payment rates for the period divided by the number of months in the period.

     5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          The following sections of "Certain Federal Income Tax Consequences" are updated as follows:

     GENERAL

          The following summary of certain anticipated federal income tax consequences of the purchase, ownership and disposition of investor certificates of a series is based on the advice of Latham & Watkins ("Tax Counsel") as counsel to Greenwood. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury Regulations and judicial and administrative rulings and decisions ("Current Law"). There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any legislative, judicial or administrative changes or interpretations may or may not be retroactive and could affect tax consequences to investor certificateholders of one or more series.


          The summary does not purport to deal with all aspects of federal income taxation that may affect particular investor certificateholders in light of their individual circumstances, and, except for certain limited discussions of particular topics, is not intended for investor certificateholders subject to special treatment under the federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions, broker-dealers and investors that have a functional currency other than the United States dollar or hold their investor certificates as part of a hedge, straddle or conversion transaction). PROSPECTIVE INVESTOR CERTIFICATEHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF INVESTOR CERTIFICATES.

          The discussion assumes that an investor certificate (i) is issued in registered form, (ii) has all payments denominated in United States dollars and not determined by reference to the value of any other currency, and (iii) has a term that exceeds one year. Moreover, the discussion assumes that, unless Section 1272(a)(6) applies to the investor certificate, the interest formula for the investor certificate meets the requirements for "qualified stated interest" under Treasury Regulations relating to original issue discount ("OID"), and that any OID on an investor certificate arising from any excess of the principal amount of such investor certificate over its issue price is de minimis (i.e., is less than 1/4% of its principal amount multiplied by the number of full years until its maturity date).

     TAX TREATMENT TO THE INVESTOR CERTIFICATES AS INDEBTEDNESS

          Tax Counsel has advised Greenwood that, in their opinion, although the matter is not free from doubt, under Current Law the investor certificates of all previously issued series will be treated as indebtedness of Greenwood for federal income tax purposes. Such opinions were based, in part, upon (i) the expressed intent of Greenwood to treat the investor certificates for federal, state and local income and franchise tax purposes as indebtedness secured by the Receivables and other assets held in the Trust, (ii) the commitment of each investor certificateholder, by the acceptance of an investor certificate, similarly to treat the investor certificates for federal, state and local income and franchise tax purposes as indebtedness, (iii) Tax Counsel's conclusion that the federal income tax treatment of the investor certificates should be determined based on the economic substance of the arrangement created by the Pooling and Servicing Agreement and the Series Supplement of each series, and (iv) Tax Counsel's analysis of such economic substance. There can be no assurance, however, that the IRS or the courts will agree with the conclusions of Tax Counsel. In that regard, the Pooling and Servicing Agreement and the Series Supplement of a series generally refer to the transfer of the Receivables as a "sale," and Greenwood has informed Tax Counsel (i) that different criteria are used in determining the non-tax accounting treatment of the transaction and (ii) that, for regulatory and financial accounting purposes, Greenwood will treat the transfer of the Receivables under the Pooling and Servicing Agreement and the Series Supplement with respect to such series as a transfer of an ownership interest in the Receivables and not as the creation of a debt obligation. Notwithstanding the foregoing, Greenwood will treat the investor certificates as indebtedness for federal, state and local income and franchise tax purposes and the investor certificateholders, by acceptance of the investor certificates, agree to treat such investor certificates of a series as indebtedness of Greenwood for federal, state and local income and franchise tax purposes. Except for the discussion in "-- Possible Characterization of the Investor Certificates" below, the following discussion of federal income tax consequences assumes that the investor certificates of a series will be treated as indebtedness of Greenwood for federal income tax purposes.

          The above discussion is qualified in its entirety by reference to the tax opinions delivered in connection with any issuance of the investor certificates of a series, and filed as an exhibit to the Registration Statement to which such series relates.

     UNITED STATES INVESTOR CERTIFICATEHOLDERS

          The rules set forth below apply to investor certificateholders who are "United States Persons." A "United States Person" is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

          Stated Interest on Investor Certificates. Subject to the discussion below, interest paid on the investor certificates will be taxable as ordinary income when received or accrued by investor certificateholders in accordance with their method of accounting. Generally, interest received on the investor certificates will constitute "investment income" for purposes of certain limitations of the Code concerning the deductibility of investment interest expense.

          Original Issue Discount. In general, the excess of the stated redemption price at maturity of the investor certificates of a series over their issue price will constitute OID, unless such excess is within a statutorily-defined de minimis exception.

          If the investor certificates of a series are issued with OID, investor certificateholders generally will be required to include OID in income for each accrual period in advance of receipt of the cash representing such OID. A holder of a debt instrument issued with OID is required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrues, in accordance with a constant yield method. Under Section 1272(a)(6) of the Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. Under these provisions, the computation of OID (and market discount, see "-- Market Discount," below) on such debt instruments must be determined by taking into account both the prepayment assumptions used in pricing the debt instrument and the actual prepayment experience. As a result, the amount of OID on such debt instruments that will accrue in any given accrual period may either increase or decrease depending upon the actual prepayment rate. Because no Treasury Regulations have been issued interpreting Section 1272(a)(6), investor certificateholders should consult their own tax advisors regarding the impact of the OID rules in the event the investor certificates of a series are issued with OID.

          Market Discount. Investor certificateholders should be aware that the resale of an investor certificate may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily-defined de minimis exception, if an investor certificateholder acquires an investor certificate at a market discount (i.e., at a price below its stated redemption price at maturity or its revised issue price if it was issued with OID) and thereafter recognizes gain upon a disposition of the investor certificate (or disposes of it in certain non-recognition transactions such as a gift), the lesser of such gain (or appreciation, in the case of an applicable non-recognition transaction) or the portion of the market discount that accrued while the investor certificate was held by such investor certificateholder will be treated as ordinary interest income at the time of the disposition. The market discount rules also provide that an investor certificateholder who acquires an investor certificate at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the investor certificate until the investor certificateholder disposes of the investor certificate in a taxable transaction.

          Principal payments on the investor certificates of a series will be made monthly, semi-annually or at other regular intervals. An investor certificateholder who acquired an investor certificate at a market discount would be required to treat as ordinary interest income the portion of any principal payment attributable to accrued market discount on such investor certificate.

          An investor certificateholder who acquired an investor certificate at a market discount may elect to include market discount in income as the discount accrues, either on a ratable basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an investor certificateholder elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on sales, principal payments and certain other dispositions of the investor certificates and the deferral of interest deductions on indebtedness related to the investor certificates will not apply.

        Amortizable Bond Premium. Generally, if the price or tax basis of an investor certificate held as a capital asset exceeds the sum of all amounts payable on the investor certificate after the acquisition date (other than payments of qualified stated interest), such excess may constitute amortizable bond premium that the investor certificateholder may elect to amortize under the constant interest rate method over the period from the investor certificateholder's acquisition date to the investor certificate's maturity date. Certain proposed Treasury Regulations, which are not yet effective, exclude debt instruments subject to Section 1272(a)(6) of the Code from the amortizable bond premium rules contained in such regulations. See discussion of Section 1272(a)(6) in "-- Original Issue Discount." Amortizable bond premium generally will be treated as an offset to interest income on the investor certificate, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. An investor certificateholder that elects to amortize bond premium must reduce the tax basis in the related investor certificate by the amount of bond premium used to offset interest income. If an investor certificate purchased at a premium is redeemed in full prior to its maturity, an investor certificateholder who has elected to amortize bond premium should be entitled to a deduction for any remaining unamortized bond premium in the taxable year of redemption.

          Sales of Investor Certificates. In general, an investor certificateholder will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of an investor certificate measured by the difference between (i) the amount of cash and the fair market value of any property received (other than the amount attributable to, and taxable as, accrued but unpaid interest) and (ii) the investor certificateholder's tax basis in the investor certificate (as increased by any OID or market discount previously included in income by the investor certificateholder and decreased by any deductions previously allowed for amortizable bond premium and by any payments reflecting principal or OID received with respect to such investor certificate).

          Subject to the OID and market discount rules discussed above and to the one-year holding period requirement for long-term capital gain treatment, any such gain or loss generally will be long-term capital gain or loss, provided the investor certificate was held as a capital asset. The maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Moreover, capital losses generally may be used only to offset capital gains. The ordinary federal income tax rate for individuals, estates and trusts is 36% (for married individuals filing joint returns with taxable income in excess of $151,750 ($124,650 for unmarried individuals)), whereas the long-term capital gains rate for such taxpayers is 28%. A further 10% surtax will be imposed on ordinary income of individuals with taxable incomes in excess of $271,050 (for married individuals filing joint returns and for unmarried individuals) and estates and trusts with taxable incomes in excess of $8,100 (thereby creating a maximum federal income tax rate to such taxpayers of 39.6%).

     FOREIGN INVESTOR CERTIFICATEHOLDERS

          Set forth below is a general discussion of the United States federal income and estate tax consequences of the purchase, ownership, sale or other disposition of an investor certificate by an investor certificateholder that, for United States federal income tax purposes, is (i) a foreign corporation, (ii) a non-resident alien individual,
     (iii) a foreign estate or trust or (iv) a foreign partnership, as such terms are defined in the Code (a "non-U.S. Holder"). Some non-U.S. Holders (including certain residents of certain United States possessions or territories) may be subject to special rules not discussed herein.

          Interest (including OID, if any) paid to a non-U.S. Holder of investor certificates will not be subject to a required withholding of United States federal income tax, provided that (i) such interest payments are effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States and such non-U.S. Holder provides an appropriate statement to such effect, or
     (ii)(a) the holder is not (1) a "10 percent shareholder" of Greenwood or
     (2) a "controlled foreign corporation" with respect to which Greenwood is a "related person" within the meaning of the Code and (b) the beneficial owner (and, if relevant, a financial institution on the beneficial owner's behalf ) provides an appropriate statement, signed under penalty of perjury, certifying that the beneficial owner of such investor certificate is not a United States Person and providing the beneficial owner's name and address. The statement generally must be provided in the year a payment occurs or in either of the two preceding years. For years after 1997, certain Proposed Treasury Regulations specify that the statement must be provided prior to payment.

          A non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the disposition of an investor certificate (other than gain attributable to accrued interest or OID, which is addressed in the preceding paragraph); provided that (i) the gain is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder and (ii) in the case of an individual holder, (A) the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption or (B)(1) the non-U.S. Holder does not have a "tax home" in the United States and (2) the gain is not attributable to an office or other fixed place of business maintained in the United States by the non-U.S. Holder.

          If the interest or gain on an investor certificate held by a non-U.S. Holder is effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder, then the non-U.S. Holder (although exempt from the withholding of tax previously discussed if the non-U.S. Holder provides an appropriate statement) generally will be subject to United States federal income tax on the interest (including OID, if any) or gain at regular federal income tax rates in a similar fashion to a United States Person. See "-- United States Investor Certificateholders," above. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

          An investor certificate held by an individual who at the time of death is a non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual's death if, immediately before death, (i) the individual was not a 10 percent shareholder" of Greenwood and (ii) interest on such investor certificate was not effectively connected with the conduct of a trade or business within the United States by the individual.

          THE FOREGOING DESCRIPTION OF THE POTENTIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS IS NECESSARILY INCOMPLETE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING MATTERS TO THEM.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

          Information reporting requirements apply to certain payments of principal of and interest on (and the amount of OID, if any, accrued on) an obligation, and to proceeds of certain sales of an obligation before maturity, to certain nonexempt investor certificateholders who are United States Persons. In addition, a backup withholding tax also may apply with respect to such amounts if such investor certificateholders fail to provide correct taxpayer identification numbers and other information. The backup withholding tax rate is 31%. Greenwood, or a paying agent or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding unless the investor certificateholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations and certain other conditions are met.

          In the case of payments of principal of and interest on (and the amount of OID, if any, accrued on) investor certificates by Greenwood or its paying agents to non-U.S. Holders, Temporary Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established

     (provided that neither Greenwood nor its paying agents has actual knowledge that the holder is a United States Person or that the conditions of any other exemption are not in fact satisfied). Payments of the proceeds of the sale of an investor certificate to or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States, however, are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a United States Person and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalty of perjury as to his status as a non-U.S. Holder and certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his name and address or the payee otherwise establishes an exemption.

          Temporary Treasury Regulations indicate that the United States Treasury Department is studying the possible application of backup withholding to payments made by foreign offices of certain United States and United States related intermediaries, including brokers, as well as the standard of evidence required to prove foreign status for information reporting purposes.

          Any amounts withheld under the backup withholding rules from a payment to an investor certificateholder will be allowed as a refund or a credit against such investor certificateholder's United States federal income tax.

     POSSIBLE CHARACTERIZATION OF THE INVESTOR CERTIFICATES

          The foregoing discussion assumes that the investor certificates of a series will be treated as indebtedness of Greenwood for federal income tax purposes. However, although Tax Counsel has opined to such effect with respect to each previously issued series of investor certificates, the matter is not free from doubt, and there can be no assurance that the IRS or the courts will agree with Tax Counsel's opinion. If the IRS were to contend successfully that the investor certificates of a series are not indebtedness of Greenwood for federal income tax purposes, it could find that the arrangement created by the Pooling and Servicing Agreement and the Series Supplement with respect to such series constitutes a partnership which could be treated as a "publicly traded partnership" taxable as a corporation.

          If the investor certificates of a series were treated as interests in a partnership, the partnership in all likelihood would be treated as a "publicly traded partnership." If the partnership were nevertheless not taxable as a corporation (for example, because of an exception for a "publicly traded partnership" whose income is interest that is not derived in the conduct of a financial business), such partnership would not be subject to federal income tax. Rather, the investor certificateholders of such series would be required to include in income their share of the income and deductions generated by the assets of the Trust, as determined under partnership tax accounting rules. In such event, the amount, timing and character of the income required to be recognized by an investor certificateholder could differ materially from the amount, timing and character thereof if the investor certificates were characterized as indebtedness of Greenwood. It also is possible that such a partnership could be subject to tax in certain states where the partnership is considered to be engaged in business, and that the investor certificateholders, as partners in such a partnership, could be taxed on their share of the partnership's income in such states.

        In addition, if such a partnership is considered to be engaged in a trade or business within the United States, the partnership would be subject to a withholding tax on distributions to (or, at its election, income allocable to) non-U.S. Holders, and each such non-U.S. Holder would be credited for such non-U.S. Holder's share of the withholding tax paid by the partnership. Moreover, the non-U.S. Holder generally would be subject to United States federal income tax at regular federal income tax rates, and possibly a branch profits tax (in the case of a corporate non-U.S. Holder), as previously described. See "- Foreign Investor Certificateholders" above. Further, even if the partnership is not considered to be engaged in a trade or business within the United States, it appears that partnership withholding will be required in the case of any such non-U.S. Holder that is engaged in a trade or business within the United States to which the investor certificate income is effectively connected.

          Alternatively, although there may be arguments to the contrary, it appears that if such a partnership is not considered to be engaged in a trade or business within the United States and if income with respect to an investor certificate is not otherwise effectively connected with the conduct of a trade or business within the United States by a non-U.S. Holder, the non-U.S. Holder would be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable treaty) on such non-U.S. Holder's distributive share of the partnership's interest income.

          If the investor certificates of a series were treated as interests in a "publicly traded partnership" taxable as a corporation, the income from the assets of the Trust would be subject to federal income tax and tax imposed by certain states where the entity would be considered to have operations at corporate rates, which would reduce the amounts available for distribution to the investor certificateholders. Under such circumstances, the investor certificates may be treated as debt of an entity taxable as a corporation or, alternatively, as equity of such an entity in which latter case interest payments to investor certificateholders could be treated as dividends and, if made to non-U.S. Holders, could be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable tax treaty).

          Finally, with respect to a series having a class of subordinated certificates, the IRS might contend that even though the Class A certificates are properly classified as debt obligations of Greenwood for federal income tax purposes, the Class B certificates are not properly classified as such. Under this approach, the Class B certificates might be viewed as equity interests in an entity (such as Greenwood or a joint venture consisting of Greenwood and the Class B certificateholders), with the Class A certificates treated as debt obligations of such entity. If such an entity were characterized as a partnership not taxable as a corporation, the entity would not be subject to federal income tax, although the Class B certificateholders would be subject to the tax consequences previously described with respect to interests in a partnership that is not taxable as a corporation. Alternatively, if such an entity were characterized as a "publicly traded partnership" taxable as a corporation, the tax liability on the income of the entity might, in certain circumstances, reduce distributions on both the Class A certificates and the Class B certificates, and the Class B certificateholders would be subject to the tax consequences previously described with respect to interests in a "publicly traded partnership" taxable as a corporation. In addition, any non-U.S. Holder of a Class A certificate who is the actual or constructive owner of 10% or more of the outstanding principal amount of the Class B certificates may be treated as a "10 percent shareholder." See "- Foreign Investor Certificateholders" above.

        Based on Tax Counsel's advice as to the likely treatment of the investor certificates for federal income tax purposes, Greenwood and the Trust will not attempt to cause the arrangement created by the Pooling and Servicing Agreement and the Series Supplement with respect to a series to comply with the federal or state income tax reporting requirements applicable to partnerships or corporations. If such arrangement were later held to constitute a partnership or corporation, the manner of bringing it into compliance with such requirements is unclear.

          Prospective investor certificateholders should consult their own tax advisors as to the risk that the investor certificates will not be treated as indebtedness of Greenwood, and the possible tax consequences of potential alternative treatments.

     6. CERTAIN STATE INCOME TAX CONSEQUENCES

          The section entitled "Certain State Income Tax Consequences" is updated as follows:

                If such investor certificates were treated as interests in a partnership or a corporation the state tax consequences to the investor certificateholders could be materially different, especially in states which may be considered to have a business connection with the Receivables. See "Certain Federal Income Tax
           Consequences - Possible Characterization of the Investor Certificates," above.




     7. ERISA CONSIDERATIONS

           The section entitled "ERISA Considerations" is updated as follows:

           If the investor certificates were deemed to be an extension of credit for ERISA purposes, the purchase of the investor certificates by a Plan with respect to which Greenwood or one of its affiliates is a "party in interest" or "disqualified person" might be considered a prohibited extension of credit under Section 406 of ERISA and Section 4975 of the Code unless an exemption is applicable. There are at least four prohibited transaction class exemptions issued by the DOL that might apply, depending in part on who decided to acquire the investor certificates for the Plan: DOL Prohibited Transaction Exemption ("PTE") 84-14 (Class Exemption for Plan Asset Transactions determined by Independent Qualified Professional Asset Managers); PTE 91-38 (Class Exemption for Certain Transactions Involving Bank Collective Investment Funds); PTE 90-1 (Class Exemption for Certain Transactions Involving Insurance Company Pooled Separate Accounts); and PTE 96-23 (Class Exemption for Plan Asset Transactions Determined by In-House Asset Managers).

           Moreover, whether the investor certificates are debt or equity for ERISA purposes, a possible violation of the prohibited transaction rules could occur if the investor certificates were purchased during the offering with assets of a Plan if Greenwood, the Trustee, any Underwriter or any of their affiliates were a fiduciary with respect to such Plan. Under ERISA and the Code, a person is a "fiduciary" with respect to a Plan to the extent (i) he exercises any discretionary authority or discretionary control respecting management of such Plan or exercises any authority or control respecting management or disposition of its assets,
      (ii) he renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of such Plan, or has any authority or responsibility to do so or (iii) he has any discretionary authority or discretionary responsibility in the administration of such Plan. Accordingly, the fiduciaries of any Plan should not purchase the investor certificates during the offering with assets of any Plan if Greenwood, the Trustee, the Underwriters or any of their affiliates is a fiduciary with respect to the Plan.

           In light of the foregoing, fiduciaries of Plans considering the purchase of the investor certificates should consult their own tax or other appropriate counsel regarding the application of ERISA and the Code to their purchase of the investor certificates.

           In particular, insurance companies considering the purchase of investor certificates should consult their own benefits counsel or other appropriate counsel with respect to the United States Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust & Savings Bank, 114 S. Ct. 517 (1993) ("John Hancock"), DOL PTE 95-60 (Class Exemption for Certain Transactions Involving Insurance Company General Accounts) and Section 401(c) of ERISA. In John Hancock, the Supreme Court held that the assets held in an insurance company's general account may be deemed to be "plan assets" under certain circumstances. Subject to numerous conditions and limitations, PTE 95-60 effectively reverses this portion of the holding in John Hancock.
      Section 401(c) of ERISA was added by the Small Business Job Protection Act of 1996 and requires the Secretary of Labor to issue final regulations by December 31, 1997 which are to provide guidance for the purpose of determining, in cases where an insurer issues one or more policies (supported by the assets of the insurer's general account) to or for the benefit of an employee benefit plan, which assets of such insurer (other than assets held in a separate account) constitute "plan assets" for the purposes of the fiduciary responsibility provisions of ERISA and
      Section 4975 of the Code. Such regulations shall only apply with respect to policies which are issued by an insurer on or before December 31, 1998, to or for the benefit of an employee benefit plan which is supported by the assets of such insurer's general account. With respect to policies issued on or before December 31, 1998, such regulations shall take effect at the end of the 18-month period following the date on which such regulations become final. Section 401(c) also provides that no person will be subject to liability under Section 4975 of the Code and the fiduciary responsibility provisions of ERISA on the basis of a claim that the assets of an insurer (other than assets held in a separate account) are "plan assets," for conduct occurring before the date which is 18 months following the date the final regulations become final.

           Accordingly, investors should analyze whether John Hancock, PTE 95-60, Section 401(c) of ERISA and any regulations issued pursuant to
      Section 401(c) of ERISA may have an impact with respect to their purchase of investor certificates.

     8. GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

     a. Exemption for non-U.S. Holders (Form W-8). Beneficial owners of investor certificates that are non-U.S. Holders can obtain a complete exemption from the withholding tax by filing a signed Form W-8 (Certificate of Foreign Status). If the beneficial owner becomes a United States citizen or resident during the period to which the statement relates, or certain other changes in circumstances occur, such change must be communicated to the appropriate party within 30 days thereof. Form W-8 is generally effective for three calendar years, but a new certificate may be required to be filed by the recipient each time a payment is made.

     b. U.S. Federal Income Tax Reporting Procedure. The Certificate Owner of a Global Security or, in the case of a Form 1001 or a Form 4224 filer, its agent, files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency) an investor certificate. Certain proposed (nonbinding) regulations which would be applicable to payments made after 1997, provide for the unification and simplification of certain current certificate procedures.

          The term "U.S. Holder" means (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state, (iii) an estate the income of which is includible in gross income for United States tax purposes, regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.